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                            February 7, 2022

       Yang Chong Yi
       Chief Executive Officer
       Nhale, Inc.
       42 Mott Street
       4th Floor
       New York, NY 10013

                                                        Re: Nhale, Inc.
                                                            Amendment No. 4 to
Registration Statement on Form 10-12G
                                                            Filed January 21,
2022
                                                            File No. 000-56324

       Dear Dr. Chong Yi:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form 10-12G filed January 21, 2022

       Introductory Comment, page ii

   1. We note your response to comment 2, as well as your amended disclosure regarding the China Securities
Regulatory Commission (the "CSRC"). Please make the following additional revisions:

                                                              Please disclose
whether you or your subsidiaries are required to obtain from Chinese authorities (other
than the CSRC) any other permissions or approvals to operate your business and/or
offer the securities being registered to foreign investors.

                                                              Please disclose
whether you or your subsidiaries have received such permissions or approvals from
Chinese authorities (other than the CSRC).
 Yang Chong Yi
Nhale, Inc.
February 7, 2022
Page 2
                Please disclose the consequences to you and your investors if you or your subsidiaries
              (i) do not receive or maintain the approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

                Please disclose, if true, that the CSRC rules are still in draft form.
2. We note your response to comment 3, as well as your amended disclosure, and we have the following comments:

                You disclosure states that "[y]our auditor is in the United States and not subject to the
              HFCAA ruling" (emphasis added). Please revise this statement to disclose that your auditor is not subject to the determinations announced by the PCAOB on December
              16, 2021, if true (emphasis added). In this regard, we note that such determinations are distinct from the final HFCAA amendments adopted by the SEC on December 2,
              2021.

                Your disclosure states that "if [you] decide to engage an auditor whose office is located in mainland China and in Hong Kong, a Special Administrative Region of the
              People   s Republic of China, [you] will be subject to HFCAA"
(emphasis added).
              Please revise this statement to disclose that you may be subject to the HFCAA if you are identified as a "Commission-Identified Issuer" in accordance with such HFCAA amendments, if true (emphasis added).

                Please make conforming changes to the last paragraph on page 5 of the registration statement.
Item 1A. Risk Factors
"Our Auditor is U.S based and registered with the PCAOB so Our Company is Subject to
PCAOB Inspections . . . ", page 5

3.     We note your response to comment 7, as well as your amended disclosure that
FirstName LastNameYang Chong Yi
       "CHJI could be subject to its securities being prohibited from trading." Please revise your
Comapany    NameNhale,
       disclosure  to stateInc.
                            that NHLE could be subject to its securities being
prohibited from
       trading, if true.
February 7, 2022 Page 2
FirstName LastName
 Yang Chong Yi
FirstName
Nhale, Inc. LastNameYang Chong Yi
Comapany7,NameNhale,
February     2022     Inc.
February
Page 3 7, 2022 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 if
you have any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Rhonda Keaveney